UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

BIND THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

05548N107

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 850 Winter Street Waltham, MA 02451 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05548N107	Page 2 of 16

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,947,481 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Amir Nashat (“Nashat”), a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,947,481 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Nashat, a member of PVM V, maybe be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,947,481
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05548N107	Page 3 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

37,956 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

37,956 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,956
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05548N107	Page 4 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

13,340 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

13,340 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,340
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05548N107	Page 5 of 16

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

19,476 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

19,476, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,476
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 05548N107	Page 6 of 16

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,253
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 05548N107	Page 7 of 16

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,253
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05548N107	Page 8 of 16

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and Nashat, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,253
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05548N107	Page 9 of 16

1.	Names of Reporting Persons. Amir Nashat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,253 shares, of which 1,947,481 shares are directly owned by PVP V, 37,956 shares are directly owned by PVPE V, 13,340 shares are directly owned by PVPFF V and 19,476 shares are directly owned by PVPSFF V, except that PVM V, as general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,253
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 05548N107	Page 10 of 16

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Bind Therapeutics, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 325 Vassar Street, Cambridge, MA 02139.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, Flint, McGuire and Nashat, (collectively, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP V, PVPE V, PVPFF V and PVPSFF V is that of a private investment partnership. The sole general partner of PVP V, PVPE V, PVPFF V and PVPSFF V is PVM V. The principal business of PVM V is that of acting as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V. Flint and McGuire are the managing members of PVM V and Nashat is a member of PVM V and a director of the Issuer.

The principal business address of each of the entities and individuals named in this Item 2 is c/o Polaris Partners, 1000 Winter Street, Suite 3350, Waltham, Massachusetts, 02451.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On September 19, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-190566) in connection with its initial public offering of 5,405,000 shares of Common Stock was declared effective.

In a number of transactions, the Reporting Persons acquired shares of Series A Preferred Stock convertible into 563,725 shares of Common Stock, shares of Series B Preferred Stock convertible into 725,191 shares of Common Stock, shares of Series C Preferred Stock convertible into 186,175 shares of Common Stock, shares of Series C-1 Preferred Stock convertible into 148,919 shares of Common Stock and shares of Series D Preferred Stock convertible into 368,243 shares of Common Stock for an aggregate purchase price of $15,123,781 (collectively, the “Pre-IPO shares”). The Pre-IPO shares converted into Common Stock prior to the closing of the offering.

CUSIP No. 05548N107	Page 11 of 16

On September 23, 2013, the Reporting Persons purchased 26,000 newly-issued shares of Common Stock (the “IPO Shares”) for an aggregate purchase price of $390,000.

The Reporting Persons obtained the amounts required for all purchasers of Pre-IPO shares and IPO Shares from their working capital.

Item 4. Purpose of Transaction.

Each of PVP V, PVPE V, PVPFF V and PVPSFF V purchased additional Common Stock of the Issuer for investment purposes. Nashat, a director of the Issuer, holds certain voting powers with respect to the reportable securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 16,367,865 shares of Common Stock outstanding as of the date of the event which requires the filing of this statement.

(a) PVP V directly beneficially owns 1,947,481 shares of Common Stock, or approximately 11.9% of the Common Stock outstanding. PVPE V directly beneficially owns 37,956 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVPFF V directly beneficially owns 13,340 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPSFF V directly beneficially owns 19,476 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

(b) The managing members of PVM V and Nashat may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

CUSIP No. 05548N107	Page 12 of 16

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of PVP V, PVPE V, PVPFF V and PVPSFF V is a party to that certain Fourth Amended and Restated Investor Rights Agreement, dated November 7, 2011, (the “Investor Rights Agreement”), which is attached as an exhibit to the Issuer’s Form S-1 filed on August 12, 2013 and incorporated by reference herein. Pursuant to the Investor Rights Agreement, each of PVP V, PVPE V, PVPFF V and PVPSFF V has certain registration rights with respect to its Common Stock. Effective as of the consummation of the Issuer’s public offering and with the exception of certain registration rights, all provisions under the Investor Rights Agreement were terminated.

Item 7. Material to be Filed as Exhibits.

Exhibit A—Joint Filing Agreement (appears at page 8 of this statement)

CUSIP No. 05548N107	Page 13 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014

POLARIS VENTURE PARTNERS V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

CUSIP No. 05548N107	Page 14 of 16

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

AMIR NASHAT

By:	/s/ Amir Nashat
Amir Nashat

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP No. 05548N107	Page 15 of 16

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13D

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 14, 2014

POLARIS VENTURE PARTNERS V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

CUSIP No. 05548N107	Page 16 of 16

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

AMIR NASHAT

By:	/s/ Amir Nashat
Amir Nashat

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]